UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                               THESTREET.COM, INC.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    88368Q103
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule 13G is filed:
                       [ ] Rule 13d-1(b)
                       [X] Rule 13d-1(c)
                       [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88368Q103
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(1)    Names of Reporting Persons.  I.R.S. Identification  Nos. Of Above Persons
       (entities only):  David A. Rocker
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(2)    Check  the Appropriate  Box  if a  Member of a Group  (See  Instructions)
          (a)                        (b)
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(3)    SEC Use Only
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(4)    Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With:         (5)  Sole Voting Power:        2,900,154*
                                            ------------------------------------
                                       (6)  Shared Voting Power:              0
                                            ------------------------------------
                                       (7)  Sole Dispositive Power:   2,900,154*
                                            ------------------------------------
                                       (8)  Shared Dispositive Power:         0
                                            ------------------------------------
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(9)    Aggregate Amount Beneficially Owned by Each Reporting Person:
       2,900,154*
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(10)   Check if  the  Aggregate Amount  in Row (9) Excludes  Certain Shares (See
       Instructions):  N/A
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(11)   Percent of Class Represented by Amount in Row (9):  12.3%*
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(12)   Type of Reporting Person (See Instructions):  IN
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*   Amount includes:  (i) 1,126,026 shares of TheStreet.com,  Inc. common stock,
$.01 par value per share (the "Common Stock") owned by Rocker Partners, L.P., a New York limited partnership; (ii) 1,546,538 shares of Common Stock owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands; and (iii) 227,590 shares of Common Stock owned by Helmsman Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David
A. Rocker has sole voting and dispositive power over the aggregate amount of 2,900,154 shares of the Common Stock by virtue of his respective positions as the sole managing partner of Rocker Partners, L.P. and as the president of Rocker Offshore Management Company, Inc., the investment advisor to Compass Holdings, Ltd. and Helmsman Holdings, Ltd.
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


Item 1(a).  Name Of Issuer:  TheStreet.com, Inc.
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Item 1(b).  Address  of Issuer's  Principal Executive Offices:   14 Wall Street,
            14th Floor, New York, New York  10005
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Item 2(a).  Name of Person Filing:  David A. Rocker
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Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            c/o Rocker Partners,  L.P., Suite 1759, 45 Rockefeller Plaza,
            New York, New York  10111
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Stock, $.01 par value per share
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Item 2(e).  CUSIP No.:  88368Q103
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Item 3.     If  This  Statement  Is Filed  Pursuant  to  Section 240.13d-1(b) or
            240.13d-2(b) or (c), check whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d)  [ ] Investment   company   registered  under   Section 8  of   the
                  Investment Company  Act of 1940 (15 U.S.C. 80a-8);

         (e)  [ ] An    investment   adviser   in   accordance   with   Section
                  240.13d-1(b)(1)(ii)(E);

         (f)  [ ] An employee  benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

         (g)  [ ] A parent holding company or control  person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance  with Section 240.13d-1(b)(1)(ii)(J).


Item 4.     Ownership.

         (a)  Amount Beneficially Owned (as of December 31, 2001):   2,900,154
                                                                     ---------

         (b)  Percent of Class (as of December 31, 2001):   12.3%
                                                            -----

         (c)  Number of Shares as to which such person has:

            (i) sole power to vote or to direct the vote   2,900,154
                                                           ---------

           (ii) shared power to vote or to direct the vote   0
                                                            ---

          (iii) sole power to dispose or to direct the disposition of  2,900,154
                                                                       ---------

           (iv) shared power to dispose or to direct the disposition of   0
                                                                         ---


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7.  Identification  and  Classification  of the  Subsidiary  Which Acquired
         the Security Being Reported on by the Parent Holding Company.   N/A


Item 8.  Identification and Classification of Members of the Group.   N/A


Item 9.  Notice of Dissolution of Group.   N/A

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                March 7, 2002
                                                --------------------------------
                                                (Date)



                                                /s/ David A. Rocker
                                                --------------------------------
                                                David A. Rocker



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)